UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                NTL Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629407107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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CUSIP No.   629407107

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Cable and Wireless plc

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  ...............................................................

                 ................................................

            (b)  ...............................................................

                 ................................................

      3.    SEC Use Only

            ....................................................................

      4.    Citizenship or Place of Organization

            England and Wales

                        5.   Sole Voting Power
                             29,375,813
Number of
Shares                  6.   Shared Voting Power
Beneficially
Owned by                7.   Sole Dispositive Power
Each Reporting               29,375,813
Person With
                        8.   Shared Dispositive Power

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person.
            29,375,813

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions).................................

      11.   Percent of Class Represented by Amount in Row (9)
            10.6%

      12.   Type of Reporting Person (See Instructions)
            HC

Item 1.
            (a)  Name of Issuer  NTL Inc.

                 Address of Issuer's Principal Executive Offices

            (b) The principal executive offices of NTL are located at 110 East 59th Street, New York, New York 10022.

Item 2.
            (a)  Name of Person Filing Cable and Wireless plc

                 Address of Principal Business Office or, if none, Residence

            (b) The address of Cable & Wireless' principal business and office is 124 Theobalds Road, London, WC1X 8RX, United Kingdom.

            (c)  Citizenship England and Wales

            (d)  Title of Class of Securities Common Stock

            (e)  CUSIP Number  629407107

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)           [ ]             Broker or dealer registered under
                                          section 15 of the Act (15 U.S.C. 78o).
            (b)           [ ]             Bank as defined in section 3(a)(6) of
                                          the Act (15 U.S.C. 78c).
            (c)           [ ]             Insurance company as defined in
                                          section 3(a)(19) of the Act
                                          (15 U.S.C. 78c).
            (d)           [ ]             Investment company registered under
                                          section 8 of the Investment Company
                                          Act of 1940 (15 U.S.C 80a-8).
            (e)           [ ]             An investment adviser in accordance
                                          with Section 240.13d-1(b)(1)(ii)(E);
            (f)           [ ]             An employee benefit plan or endowment
                                          fund in accordance with  Section
                                          240.13d-1(b)(1)(ii)(F);
            (g)           [X]             A parent holding company or control
                                          person in accordance with Section
                                          240.13d-1(b)(1)(ii)(G);
            (h)           [ ]             A savings associations as defined in
                                          Section 3(b) of the Federal Deposit
                                          Insurance Act (12 U.S.C. 1813);
            (i)           [ ]             A church plan that is excluded from
                                          the definition of an investment
                                          company under section 3(c)(14) of the
                                          Investment Company Act of 1940
                                          (15 U.S.C. 80a-3);
            (j)           [ ]             Group, in accordance with Section
                                          240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)            Amount beneficially owned: 29,375,813.

            (b)            Percent of class: 10.6%

            (c)            Number of shares as to which the person has:

                           (i)            Sole power to vote or to direct the
                                          vote 29,375,813

                           (ii) Shared power to vote or to direct the vote ______________.

                           (iii) Sole power to dispose or to direct the disposition of 29,375,813.
                           (iv)           Shared power to dispose or to
                                          direct the disposition
                                          of _______________.


Item 5.     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
See Exhibit A.


Item 8.     Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9.     Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        --------------------------------
                        Date

                        December 17, 2001
                        --------------------------------
                        Signature

                        /s/ Ken Claydon
                        --------------------------------
                        Ken Claydon
                        Company Secretary

                                    Exhibit A

The shares of Common Stock of NTL are held by a wholly-owned subsidiary: Cable and Wireless (Far East) Limited